Exhibit 99.1

SSLJ.com Limited Enters into Strategic Cooperation Agreement with Tianmen Han Da Technology Co., Ltd.

WUHAN, China, February 22, 2018/PRNewswire/ -- SSLJ.com Limited (NASDAQ: SSLJ) (the “Company” or SSLJ), a vertically integrated O2O home decoration service and product provider in China, announced today that the Company has entered into a strategic cooperation agreement (the “Agreement”) with Tianmen Han Da Technology Co., Ltd. (“Han Da”), a leading construction and e-commerce platform company in China, on February 22, 2018 (the “Effective Date”). Han Da also awarded the Company a RMB110 million (US$17.3 million) contract for the decoration design and construction of Han Da’s Tianmen commercial project. Pursuant to the Agreement, SSLJ is now the featured contractor to handle the decoration design and construction of Han Da’s projects including the Tianmen commercial project. The total construction and decoration area of the Tianmen commercial project of up to 110,000 square meters includes 724 luxury residential units, 30 ground floor stores as well as a 8,000-square-meter-large Agricultural Products Exhibition Center. The Tianmen commercial project is tentatively scheduled to commence prior to June 30, 2018.

Han Da is a construction and e-commerce platform company that covers various practices including but not limited to, real estate development and sales, the purchase and sale of construction materials, housing rentals, consulting for real estate transactions, planning and promotion, project planning and design consulting, and investment in urban infrastructure, public facilities and urban roads.

Many of Han Da’s projects have achieved industry benchmark status in China, such as the Number Zero Yard and Agricultural Products Exhibition Center. In the initial phase of the Number Zero Yard project, the construction and decoration of a total of 110,000 square meters’ project has been entrusted to SSLJ. The second phase of the Number Zero Yard project covers an area of 100 mu (16.5 acres). All interior design and construction projects covering 1,350 residential units with up to 170,000 square meters’ area will also be handled by SSLJ. According to the Agreement, the estimated entire value of the Number Zero Yard projects will reach RMB170 million (US$26.8 million).

Pursuant to the Agreement, SSLJ agreed to pay Han Da RMB40 million (approximately US$6.3 million) in the form of a refundable deposit (the “Deposit”) on or no later than March 2, 2018 and Han Da agreed to refund the Deposit in full by May 31, 2018, with an interest rate of 18% per annum. After Han Da receives the Deposit, it will provide to the Company real estate assets of equivalent value to the Deposit (subject to the market price on Effective Date) as provided in the Agreement to ensure the successful commencement of the cooperation.

Mr. Wei Zheng, Chairman and Chief Executive Officer of SSLJ.com Limited, stated, “We are excited to work with Han Da and to share Han Da’s extensive experience in real estate development as well as capital market operations for our market expansion. We believe this partnership will be beneficial to both of our brands and allow us to leverage the respective strengths of our platforms.”

About SSLJ.com Limited
SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market with one of the largest market shares in China. The Company provides customers with a convenient, full-service, one-stop solution for their homes' interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. The Company has 9 branch companies and 12 sales offices in 10 cities, which are Beijing, Shanghai, Shenzhen, Wuhan, Suzhou, Hefei, Zhengzhou, Tianjin, Chengdu, Xi'an. For more information, please visit http://www.sslj.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

SSLJ.com Limited Contact:

Ms. Wing Chuen Rhoda Lau, CFO
Phone: +8627-8366-8638

Email: ir@sslj.com

Investor Contact:

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com